EXHIBIT 4.4


                                    AGREEMENT

         This Agreement is entered into among Sedona Corporation ("Borrower") and AMRO International, S.A. ("Lender"), as of April 30, 2001.

         WHEREAS, Borrower is indebted to Lender, pursuant to a 5% Convertible Debenture (the "Debenture") issued on November 22, 2000, in the original principal amount of Three Million Dollars ($3,000,000), of which One Million Six Hundred Eighty Thousand Dollars ($1,680,000) remains outstanding as of the date hereof (the "Outstanding Loan Amount"), made by Borrower in favor of Lender pursuant to that certain Convertible Debenture and Warrants Purchase Agreement, dated as of November 22, 2000, between the Company and Borrower; and

         WHEREAS, the Outstanding Loan Amount and all accrued but unpaid interest was due and payable in full by Borrower to Lender on March 22, 2001 (the "Maturity Date"); and

         WHEREAS, Borrower had requested prior to the Maturity Date an extension of such Maturity Date and Lender agreed to extend the Maturity Date for the consideration set forth herein; and

         WHEREAS, Borrower and Lender desire to set forth their agreement in writing.

         NOW, THEREFORE, Borrower and Lender, in consideration of the mutual promises and agreements set forth herein, agree as follows:

         1. In consideration for, and as a condition to, extending the Maturity Date of the Debenture to January 15, 2002, Borrower agrees as follows:

                a. to hereby increase the interest rate on the Debenture to 8.5% per annum (based upon a 360 calendar day year) of the Outstanding Loan Amount, effective immediately.

                b. to hereby reduce the exercise price of the warrant representing the right to purchase up to 56,666 shares of Borrower's common stock (the "Warrant"), issued to Lender by Borrower on February 28, 2000, from $5.037 to $0.001, for the remainder of the term of the Warrant.

         2. This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. Except as otherwise stated herein, in lieu of the original documents, a facsimile transmission or copy of the original documents shall be as effective and enforceable as the original. This Agreement may be amended only by a writing executed by all parties.

         3. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written relating to the subject matter hereof.

         4. All terms and conditions of the Debenture and the Warrant in contradiction with the terms, conditions and provisions of set forth herein shall be deemed modified or amended so as to read in accordance with the terms and conditions of this Agreement. Except as modified by this Agreement, all terms and conditions of the Debenture and the Warrant shall remain unchanged.





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         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by the undersigned, being duly authorized to do so, as of the date set forth above.

BORROWER:                                        LENDER:

SEDONA CORPORATION                               AMRO INTERNATIONAL, S.A.


By: /s/ William K. Williams                      By: /s/ H.U. Bachofen
    --------------------------                       -------------------------
Name:  William K. Williams                           H.U. Bachofen, Director
Title: VP & CEO











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